		February 28, 1998


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

	Re:	The Catalyst Group, Inc.
		File No. 69-363

Gentlemen:

	On behalf of The Catalyst Group, Inc. (the "Company"),
I enclose herewith for filing under the Public Utility
Holding Company Act of 1935, as amended, the following documents:

	One sequentially numbered executed copy of the Company's Statement on Form U-3A-2, with exhibits.

	Please telephone the undersigned at (212) 867-3800 extension 222 with any questions or comments you have regarding the enclosed.

	Please stamp the enclosed receipt copy of this transmittal letter and return to the Company in the enclosed stamped self addressed envelope.


			Very truly yours,



			Jack R. Sauer
			Vice President


cc:	Janet Lutter

File No. 69-363

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule
U-3A-2 from
the Provisions of the Public Utility Holding Company Act of
1935
To Be Filed Annually Prior to March `1

THE CATALYST GROUP, INC.
(Formerly known as Merrimac II Corporation)
(Name of Company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility
Holding Company Act of 1935, and submits the following information:

	1.	Name, State of organization, location and nature
of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

	See Attachment A

	2.	A brief description of the properties of claimant
and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

	See Attachment A

	3.	The following information for the last calendar
year with respect to claimant and each of its subsidiary public utility companies:

	(a)	Number of kwh. of electric energy sold (at retail
or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

Sold 1,004,291,000 kwh. of electric energy at wholesale.

	(b)	Number of kwh. of electric energy and Mcf. of
natural or manufactured gas distributed at retail outside the State in which each such company is organized.

Sold no kwh. of electric energy or Mcf. of natural or manufactured gas distributed at retail outside
Louisiana.

	(c)	Number of kwh. of electric energy and Mcf. of
natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

Sold no kwh. of electric energy of Mcf. of natural or manufactured gas at wholesale outside Louisiana, or at the Louisiana State line.

	(d)	Number of kwh. of electric energy and Mcf. of
natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.
See attachment A.

Purchased no kwh. of electric energy or Mcf. of natural or manufactured gas outside Louisiana, or at the Louisiana State line.

	4.	The following information for the reporting period
with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or f
(b) or the distribution at retail of natural or manufactured gas.

	See Attachment A

	(b)	Name of each system company that holds an interest
in such EWG or foreign utility company; and description of the interest held.

	See Attachment A

	(c)	Type and amount of capital invested, directly or
indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

	See Attachment A

	(d)	Capitalization and earnings of the EWG or foreign
utility company during the reporting period.

	See Attachment A

	(e)	Identify any service, sales or construction
contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

	None


EXHIBIT A

	A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

	Consolidated and consolidating financial statements of the Claimant as of the close of the 1997 calendar year will be filed when they become available.

	The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1998.

	The Catalyst Group, Inc.
	(Name of claimant)


	By
	Jack R. Sauer
	Vice President

CORPORATE SEAL

Attest:


	Ronald W. Cantwell
	President

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


	Jack R. Sauer	Vice President
	(Name)	(Title)


	245 Park Avenue, New York, NY 10167
	(Address)


EXHIBIT B.	Financial Data Schedule

	If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

Item No.	Caption Heading
1	Total Assets
2	Total Operating Revenues
3	Net Income

	Not applicable


EXHIBIT C

	An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

	See attached Exhibit C

THE CATALYST GROUP, INC.
Attachment A

Statement by Claimant

1.	The Catalyst Group, Inc. (the "Claimant") is a
Louisiana corporation located at 245 Park Avenue, New
York, New York 10167. The claimant has a 100% ownership interest in Catalyst Vidalia Acquisition
Corporation ("CVAC"), a Louisiana corporation, which has a 100% ownership interest in Catalyst Vidalia
Holding Corporation ("CVHC"), a Louisiana corporation, which has a 100% ownership interest in Catalyst Vidalia
Corporation ("CVC"), a Louisiana corporation, which owns a 50% interest in, and 100% of the voting securities of, Catalyst Old River Hydroelectric Limited
Partnership, a Louisiana limited partnership in commendam (the "Partnership"). The Partnership is located at Old River Control Complex, North Highway 15,
Lettsworth, Louisiana 70753, and the nature of its business is ownership of a lessee interest in, and the operation of, a 192 megawatt hydroelectric facility.
Further information regarding the business of the Partnership is contained in Note 2 below and the information regarding the nature of business of the Claimant and its respective subsidiaries is attached hereto as Schedule I.

2.	The Claimant, through CVAC, acquired 100% of the issued
and outstanding common stock of CVHC on February 1, 1994.

	CVHC owns 100% of CVC which is the sole general partner of the Partnership. CVC owns a 50% interest in the Partnership and, as sole general partner, 100% of the voting securities of the Partnership.

	The Partnership's assets consist of a leasehold interest in a 192 MW run-of-river hydroelectric facility located in Concordia Parish (near Vidalia),
Louisiana, approximately one mile north of the Army
Corps of Engineers Old River Control Complex between the Mississippi River and the Red/Atchafalaya Rivers.
The Project consists of an intake channel 4,500 feet in length, a power plant containing eight bulb turbines with a total installed capacity of 192 MW, and a power discharge channel 10,000 feet in length discharging into the Old River Outflow Channel. The Project discharges the flows that otherwise would be passed through the Low Sill Structure of the Old River Control
Structure. A single 40-mile, 115-KV transmission line connects the Project with Louisiana Power and Light's existing substation, just west of Vidalia.

	In August 1990, the Partnership sold and leased back its interest in the Project to and from a group of institutions. The term of the lease is 30 years, subject to certain renewal options. Under the lease and related agreements, the Partnership was granted certain options to purchase the Project from the lessors. These agreements also impose certain restrictions on the operation of the Project by the Partnership, and generally require that revenues from Project operations be used to pay operating and maintenance expenses, rent, royalty and related obligations before they may be distributed to the partners of the Partnership.

Exhibit C-1

The Catalyst Group, Inc.

Subsidiaries as of March 1, 1998


	                            State of      Location
Name                      	Incorporation  of Business    Nature of Business

The Catalyst Group, Inc.	   Louisiana	   New York, NY  Ownership of Catalyst
                                                       Vidalia Acquisition
                                                       Corporation.

Catalyst Vidalia            Louisiana	   New York,NY   Ownership of Catalyst
Acquisition Corp.                                      Vidalia Holding Corp.


Catalyst Vidalia           	Louisiana	   New York, NY  Ownership of Catalyst
Holding Corp.	                                         Vidalia Corp.

Catalyst Vidalia Corp.     	Louisiana    Lettsworth,LA General Partner of
                                                       Catalyst Old River
                                                       HydroelectricLimited
                                                       Partnership with 50%
                                                       interest in and 100%
                                                       voting interest in
                                                       such partnership.
                                                       See expanded response
                                                       to question 2.

Catalyst Old River       A Louisiana  Lettsworth, LA   Lessee of a 192-Megawatt
Hydroelectric Limited    Limited                       hydroelectric facility in
Partnership	             Partnership                   Concordia Parhish, LA
                                                       See expanded response
                                                       to question 2.



Catalyst Construction    Delaware     Collinsville,CT  Inactive
Corp. of Connecticut

Catalyst Energy         	Delaware     Collinsville,CT  Inactive
Consturction Corp.

Century Power Corp.      Louisiana    Dallas,Texas     Inactive

Catalyst Waste-to-       Delaware	       --            Inactive
Energy Corporation


Obermeyer Hydraulic      Connecticut	    --            Inactive
Turbines

Catalyst Energy Systems  Delaware	       --            Inactive
Corporation

Rincon Resources, Inc.	  Arizona	        --            Inactive

Madera Resources, Inc.	  Arizona	        --            Inactive
